STRUCTUREBOT PBC

(a Delaware Public Benefit Corporation)

Form C

Disclosures in Reg CF Offering

[2/17/25]

TABLE OF CONTENTS

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FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	StructureBot PBC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 6, 2022.
Kind of Entity	Public Benefit Corporation
Street Address	2320 Flintridge Dr, Colorado Springs, CO 80918
Website Address	https://www.structurebot.com

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	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$25,001.05	$320.28
Cash & Equivalents	$25,001.05	$320.28
Account Receivable	$0.00	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$39,438.90	$49,955.54
Revenues/Sales	$0.00	$6,116.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$675.00	$565.00
Net Income	$(38,063.54)	$(25,238.70)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

If the Company intends to use an SPV, complete the following:

Name of SPV	
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	
Kind of Entity (Check One)	
Street Address	

§227.201(b) – Directors and Officers

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Person #1

Name: James P Scott Jr		
All positions with the Company and How Long for Each Position	**Position:** CEO	**How Long:** 4 years
Business Experience During Last Three Years (Brief Description)	James has worked at StructureBot as CEO.	
Principal Occupation During Last Three Years	CEO at StructureBot PBC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** On Staff	**Business:** University of Colorado, Colorado Springs

4

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Person #2

Name: Cameron McRoberts		
All positions with the Company and How Long for Each Position	**Position:** Chief Innovation Officer (CINO)	**How Long:** 4 years
Business Experience During Last Three Years (Brief Description)	Cameron served as CINO at StructureBot.	
Principal Occupation During Last Three Years	CINO	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** YoungLife	**Business:** Youth social services

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§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	James Scott
Name	Cameron McRoberts
Name	
Name	
Name	

§227.201(d) – The Company's Business and Business Plan

Our Business:

StructureBot develops and markets large-scale 3D construction printers (3DCP), available for sale or lease, to transform the construction industry. A key component of our offerings is the proprietary BotCrete™ printer "ink," designed specifically for our 3DCP customers to enhance their printing capabilities. Additionally, we offer 3D Construction Printing as a Service (3DCPaaS), catering to builders who are eager to adopt this innovative technology but may not yet have the resources or capacity to integrate it fully into their operations.

Our primary market is the residential construction industry, with a smaller focus on the commercial construction market, particularly in infrastructure projects. Within these sectors, our beachhead market consists of approximately 280,000 construction units, where we can provide our printers and materials to builders seeking a competitive advantage in wall systems and foundation construction.

Our competitors include ICON 3D, BlackBuffalo 3D, Apis Cor, COBOD, Twente Manufacturing, Gaudi Tech, Tvasta, Cybe, and Diamond Age 3D. However, StructureBot's proprietary AI, Machine Learning, and Computer Vision technologies set us apart. These advanced capabilities are designed to ensure flawless 3D printing, positioning StructureBot as a leader in the rapidly evolving 3DCP market.

Currently, StructureBot is in the advanced prototype stage of development. Our physical printer is approximately 60% complete, and our PrintManagerAI™ software is about 15% finished. Notably, we have successfully demonstrated system control by integrating our concrete pump with an iPad-based control system.

Over the next 18 months, we aim to launch our Gen2 printer to the market, marking a pivotal milestone for the company. By 2025, we expect to 3D print 15 homes for a builder, a project that will pave the way for the construction of 100 additional homes. As we expand, our plans include scaling BotCrete™ as a versatile product for the broader 3DCP industry, alongside our own customers. Additionally, our PrintManagerAI™ and related software has the potential to evolve into a standalone software product, further broadening its applications across the 3DCP market.

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Our long-term vision includes growing StructureBot into an international operation, partnering with builders worldwide to deliver innovative and appropriate housing solutions tailored to their markets. However, we recognize that funding presents a significant challenge. A lack of adequate investment could limit our ability to scale beyond local markets and achieve our global ambitions.

Financial projections are detailed in the accompanying financial documentation. The opportunities for growth are substantial, and we remain committed to overcoming potential threats as we work toward revolutionizing the construction industry through 3D printing technology.

Our People:

James Scott

James Scott is an accomplished entrepreneur and visionary leader with extensive experience in driving innovation, growth, and success across various industries. He is the CEO and Co-Founder of StructureBot**,** a company founded on the belief that adequate housing is essential to successful living worldwide. StructureBot is poised to become a global supplier of systems for housing and 3D "ink" printing materials.

James holds a Bachelor of Science in Aerospace Engineering with a minor in Mechanical Engineering from the University of Colorado. He furthered his education with an MBA/MIM from the Thunderbird School of Global Management, where his thesis focused on Land-Based Shrimp Farming**.**

With over 15 years of experience in housing innovation, James has demonstrated a commitment to creating sustainable solutions. He has participated in team-building efforts for cottages in Tijuana, Mexico, worked with clients at Berkshire Hathaway, and contributed to the Housing Domain of Innovations in Aging Collaborative. Notably, he designed and built a 3D printer for creating concrete architectural items. James served as an Entrepreneur-in-Residence with CONNECT.org's SpringBoard program, guiding numerous startups to secure funding and grow effectively.

In addition to his entrepreneurial endeavors, James is a thought leader and servant leader with a track record of fostering collaboration and achieving consensus across diverse teams. He excels in strategic thinking, innovation, and execution, bringing together startups, mid-level, and large corporations to drive growth and profitability. James is a skilled communicator, motivator, and consensus builder who inspires organizations to achieve outstanding results.

Under James' leadership, StructureBot has benefited from the expertise of its co-founder, Cameron McRoberts. Together, they completed programs such as the Exponential Impact and the Founder Institute Startup Accelerators, which significantly contributed to StructureBot's development and growth.

James' certifications reflect his dedication to continuous learning and innovation. He holds certifications in Additive Manufacturing Technology Management from Deloitte University and Social Sector Management & Leadership from Berkeley-Haas School. These qualifications underscore his ability to integrate advanced technologies and leadership strategies into his professional endeavors.

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Over the course of his career, James has served with several notable organizations. These include Innovations in Aging Collaborative (Housing Domain), Berkshire Hathaway (California Properties), and CONNECT.org (SpringBoard Program as Entrepreneur-in-Residence). He also held leadership positions at Spectragraphics, where he served as Vice President and General Manager.

James has further honed his skills through various impactful roles. At Structural Dynamics Research Corporation, as Director of Operations, achieving a 35% CAGR over 10 years managing PLM technology adoption in key FORTUNE 500 organizations. He has contributed to marketing and product innovation at International Harvester and Solar Turbines, played a role in creating documentary films for the National Center for Atmospheric Research's TWERLE Project, and supported aerospace advancements with Martin Marietta Aerospace through Titan III launch vehicles.

With his broad experience and unrelenting drive, James Scott continues to pave the way for innovation, combining technical expertise, entrepreneurial spirit, and a passion for solving critical global challenges.

Cameron McRoberts

Cameron McRoberts is the Chief Innovation Officer and Co-Founder of StructureBot, bringing over 18 years of professional experience in software development and six years in product development. A Scrum Master and seasoned leader, Cameron has been involved in four successful startups, showcasing his expertise in technology and innovation. At StructureBot, he has spearheaded the development of groundbreaking parametric design software for 3D-printed architecture, contributed to the design of the proprietary concrete extruder, and optimized the manufacturing processes for the company's commercial printer. Additionally, Cameron has collaborated with material scientists and mix designers to create several proprietary concrete mix formulations tailored for 3D printing.

Prior to founding StructureBot, Cameron worked with a team of software engineers at a top 50 non-profit organization, developing a system that processed over $1 billion over four years. His extensive experience also includes the creation of more than a dozen software applications, ranging from integrations with platforms like Instagram and Facebook to project management tools. These applications collectively serve over 60,000 users and generate 20 million page views annually.

Cameron's career spans multiple industries, including construction, building materials, and renewable energy. He has 10 years of experience in the construction sector and has successfully launched 12 large-scale software applications. His track record includes designing innovative products, managing government contracts, and teaching technology at a university overseas. Cameron has also accumulated five years of manufacturing experience, further enhancing his ability to lead the development and commercialization of StructureBot's unique building technology.

Cameron's academic and professional credentials underscore his versatility and dedication to excellence. He earned a BA in Liberal Arts, with a focus on Education and Urban Studies, from Wheaton College. He has also pursued certifications from Cambridge University, including the CELTA certification, and holds qualifications in Salesforce Platform Development and Scrum Master Certification. His achievements also include completing the Department of Defense Cyber Awareness Challenge in 2018.

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With his expertise in systems design, application development, and team leadership, Cameron McRoberts continues to drive innovation and growth, positioning StructureBot at the forefront of the 3D-printed building technology sector.

§227.201(e) – Number of Employees

The Company currently has 0 employees. Operations are supported by a network of contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $5,000. If we have not raised at least the target amount by August 1, 2025 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

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If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Loupt Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	___X_____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $5,000:

Use of Money	How Much (approximately)
Portal Fees	$500.00
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$4,500.00
R&D	$0.00
Salaries	$0.00
Operational Costs	$0.00
Marketing Costs	$0.00
TOTAL	**$5,000.00**

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Portal Fees	$95,000
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$50,000
R&D	$50,000
Salaries	$260,000
Operational Costs	$335,000
Marketing Costs	$210,000
TOTAL	**$1,000,000**

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§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $250.00. Investments above the minimum may be made in increments of $1.00

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on July 30th (48 hours before the offering deadline).

To cancel your investment, send an email to contact@investloupt.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform*.*

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

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§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "<u>SAFEs</u>."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "<u>SAFEs</u>."

Conversion on Future Equity Raise

If the Company raises at least $1,000,000 in the future from the sale of its stock (common or preferred), then the SAFE will convert into that same type of stock, but at a 20% discount.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $1,000,000 by selling a Series A Preferred Stock at $10 per share. Your SAFE will convert to shares of Series A Preferred Stock. Your SAFE will convert at $8.00 per share. Hence, having invested $5,000, you will receive 625 shares.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale, but again reduced by your discount.

> EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, before we have raised at least $1,000,000 of additional capital, the Company is sold for a price that implies that the fair market value of our common stock is $15 per share. If your SAFE converted to common stock at your discount, you would receive 416 shares. Therefore, you will receive in the sale the greater of $5,000 or the amount payable with respect to 416 shares of common stock.

Liquidation

If the Company liquidates before it raises at least $1,000,000 of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend on its outstanding Common Stock, you will have the right to share in the dividend proportional to your SAFE investment as if it had converted into shares at the time of the dividend.

Limits on Transfer

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Your SAFE may not be transferred without the Company's consent.

Modification of SAFEs

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

Who Controls StructureBot PBC

StructureBot PBC is controlled by James Scott and Cameron McRoberts, who maintain full voting control of the company. With this authority, they drive the strategic direction and oversee all major decisions, ensuring that the company's vision and long-term objectives are consistently prioritized and achieved.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs to not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

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- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Class A Common Stock	2,000,000 shares	10 to 1 voting rights
Class B Common Stock	7,880,000 shares	1 to 1 voting rights
Class C Common Stock	120,000 shares	Non-Voting

§227.201(n) – The Funding Portal

The Company is offering its securities through Loupt Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-446 and the Funding Portal Registration Depository (FPRD) number is 328217

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Loupt Portal LLC as follows:

- An administrative fee of $0.00; plus

- A success fee equal to 10.0% of the amount raised, calculated after reimbursing Loupt Portal LLC for any out-of-pocket third-party expenses it incurs on behalf of the issuer in connection with the offering.

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§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
NewLane Finance	$39,438.90	4.69%	9/22/2028	Concrete Pump
Ent Credit Union	$5,000.00	7.9%	none	7.9% Revolving line
Partner Note Payable James Scott	$25,875.47	0.00%	none	n/a
Partner Note Payable Cameron McRoberts	$75,454.49	0.00%	none	n/a

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The company had no other offerings of Securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The company does not have any transactions between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

As of the most recent fiscal year, the company had $25,001.05 in total assets, with cash and equivalents comprising the full amount. While this represents an improvement from the previous year's $320.28 in total assets, the company remains dependent on external financing to sustain operations. The company has no short-term debt but has long-term liabilities totaling $39,438.90, primarily associated with equipment financing. The company continues to rely on shareholder loans and partner note payables to fund operations.

Capital Resources

The company's primary sources of capital have been loans from shareholders, partner note payables, and long-term financing. As of the most recent fiscal year, the company had $158,596.44 in total liabilities, including $84,224.20 in loans from shareholders and $30,000 in SAFE agreements. Additionally, the

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company has an outstanding balance of $5,000 from Ent Credit Union and $39,438.90 in long-term debt with NewLane Finance. The company has yet to establish a reliable revenue stream to cover expenses and remains reliant on external funding.

Historical Results of Operations

For the most recent fiscal year, the company reported $0 in revenue, a decrease from $6,116 in the prior year. Operating expenses increased from $31,354.70 to $40,072.59, contributing to a net loss of $(38,063.54), compared to $(25,238.70) in the prior year. The most significant expenses included contractor costs ($21,354.18), other construction costs ($7,589.63), and construction materials ($2,714.44). Additionally, professional fees increased to $1,614.50, reflecting additional legal and advisory costs.

Changes and Trends

The company has seen an increasing reliance on external financing, with shareholder loans growing significantly from $35,693 in the prior year to $84,224.20. Additionally, the company issued new SAFE agreements totaling $30,000. While operating expenses have increased, there has been no offsetting revenue, leading to greater net losses. The company is focused on securing additional funding to sustain operations and is exploring opportunities to improve its financial stability. Without a reliable revenue stream, continued reliance on financing is expected in the near term.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

§227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on their website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. They will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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§227.201(y) – Other Important Information Prospective Investors Should Know About

StructureBot is a Delaware Public Benefit Corporation dedicated to addressing critical housing challenges through innovation. Before founding StructureBot, Jim and Cam were independently involved in providing housing for homeless families through their churches—Jim in East Tijuana and Cam in Ciudad Juárez, Mexico. Their shared mission to create lasting change in underserved communities led them to explore 3D printing technology as a means to reduce housing costs and accelerate construction timelines.

When introduced by the CEO of Titan Robotics, Jim and Cam realized the potential of combining their expertise and efforts. Together, they founded StructureBot PBC to tackle these pressing societal issues. Through rigorous research and development, the company has developed a clear vision for leveraging advanced technology to benefit generations to come.

The global housing crisis underscores the urgency of their mission. According to the UN, the world's population—currently over 7 billion—is projected to reach 10 billion by 2050 and exceed 11 billion by 2100. This population growth translates to a need for 13,000 new homes per day to meet demand by 2050. In the U.S., the production of starter homes, a vital component of the affordable housing market, is at a 50-year low, representing just 6% of new builds. This shortage is a significant factor contributing to many first-time buyers living with their parents.

StructureBot's GEN2 system with PrintManager AI™ offers a game-changing solution. Designed for versatility, it can be set up in a backyard to 3D print an Accessory Dwelling Unit (ADU) or scaled for production home developments. Builders using the GEN2 system can complete houses up to 30% faster. The system is also designed to be cost-effective, with options for purchase or lease, alongside access to BotCrete™—StructureBot's proprietary printer "ink"—and 3D Printing as a Service. These offerings provide builders with flexible, low-risk pathways to adopt cutting-edge technology and contribute to increasing the affordable housing stock.

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